Exhibit 99.2

Financial Report

Results of Continuing Operations 1

Three-month period ended June 30, 2026 compared to the three-month period ended June 30, 2025

During the three-month periods ended June 30, 2026 and 2025, we had an average of 69.0 and 68.0 container vessels, respectively, in our owned fleet.

As of June 30, 2026, we have invested in Neptune Maritime Leasing Limited (“NML”) the amount of $182.2 million.

In the three-month periods ended June 30, 2026 and 2025, our fleet ownership days totaled 6,279 and 6,188 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results from Continuing operations and Vessels’ Operational Data(I),(II)

	Three-month period ended June 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2025	2026	Change	Change
Voyage revenue	$210.9	$200.8	$(10.1)	(4.8%)
Income from investments in leaseback vessels	7.0	8.4	1.4	20.0%
Voyage expenses	(13.9)	(15.4)	1.5	10.8%
Voyage expenses – related parties	(2.9)	(2.5)	(0.4)	(13.8%)
Vessels’ operating expenses	(40.7)	(41.9)	1.2	2.9%
General and administrative expenses	(3.0)	(3.2)	0.2	6.7%
Management fees – related parties	(7.1)	(7.5)	0.4	5.6%
General and administrative expenses - non-cash component	(1.4)	(2.1)	0.7	50.0%
Amortization of dry-docking and special survey costs	(4.8)	(5.6)	0.8	16.7%
Depreciation	(31.9)	(32.6)	0.7	2.2%
Foreign exchange gains / (losses)	2.4	(0.7)	(3.1)	n.m.
Interest income	5.5	2.8	(2.7)	(49.1%)
Interest and finance costs	(22.3)	(17.5)	(4.8)	(21.5%)
Other	(0.1)	0.1	0.2	n.m.
Gain on derivative instruments, net	8.4	0.8	(7.6)	(90.5%)
Net Income from Continuing operations	$106.1	$83.9

	Three-month period ended June 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2025	2026	Change	Change
Voyage revenue	$210.9	$200.8	(10.1)	(4.8%)
Accrued charter revenue	0.3	(1.2)	(1.5)	n.m.
Amortization of time-charter assumed	-	-	-	n.m.
Amortization of deferred revenue	-	(3.3)	(3.3)	n.m.
Voyage revenue adjusted on a cash basis (I)	$211.2	$196.3	(14.9)	(7.1%)

1 Following the spin-off of the dry bulk business (consisting of Costamare’s dry bulk owned fleet and CBI) on May 6, 2025, the results of the dry bulk business are reported as discontinued operations for the relevant periods presented. The discussion below focuses on the results from continuing operations.

Vessels’ operational data (II)	Three-month period ended June 30,			Percentage
	2025	2026	Change	Change
Average number of vessels	68.0	69.0	1.0	1.5%
Ownership days	6,188	6,279	91	1.5%
Number of vessels under dry-docking and special survey	3	8	5

(I) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results from Continuing operations and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

(II) Vessels that are part of continuing operations.

Voyage Revenue

Voyage revenue decreased by 4.8%, or $10.1 million, to $200.8 million during the three-month period ended June 30, 2026, from $210.9 million during the three-month period ended June 30, 2025. The decrease period over period is mainly attributable to (i) the net decreased charter rates in certain of our vessels and (ii) the increased idle and off-hire days of our fleet (mainly due to scheduled dry-dockings) during the three-month period ended June 30, 2026 compared to the three-month period ended June 30, 2025; partly offset by (i) the contractual reimbursements from certain of our charterers for EU Emissions Allowances (“EUAs”) and Fuel EU Maritime penalties and (ii) the revenue earned by one container vessel acquired during the third quarter of 2025.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”, amortization of time-charter assumed and amortization of deferred revenue) decreased by 7.1%, or $14.9 million, to $196.3 million during the three-month period ended June 30, 2026, from $211.2 million during the three-month period ended June 30, 2025.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $8.4 million and $7.0 million for the three-month periods ended June 30, 2026 and 2025, respectively. Income from investments in leaseback vessels increased, period over period, due to the increased volume of NML’s operations during the three-month period ended June 30, 2026 compared to the three-month period ended June 30, 2025. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $15.4 million and $13.9 million for the three-month periods ended June 30, 2026 and 2025, respectively. Voyage expenses increased period over period, mainly due to the recognition of increased net costs associated with EUAs, Fuel EU Maritime penalties and an increase in relevant expenses. However, a significant portion of these costs are contractually reimbursed by the charterers, as discussed in “Voyage Revenue”, mitigating the net expenses impact. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption, (ii) third-party commissions and (iii) EUAs and Fuel EU Maritime expenses.

Voyage Expenses – related parties

Voyage expenses – related parties were $2.5 million and $2.9 million for the three-month periods ended June 30, 2026 and 2025, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) charter brokerage fees payable to one and two related charter brokerage companies for an amount of approximately $0.2 million and $0.3 million, in the aggregate, for the three-month periods ended June 30, 2026 and 2025, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $41.9 million and $40.7 million during the three-month periods ended June 30, 2026 and 2025, respectively. Daily vessels’ operating expenses were $6,678 and $6,581 for the three-month periods ended June 30, 2026 and 2025, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $3.2 million and $3.0 million during the three-month periods ended June 30, 2026 and 2025, respectively, and include amounts of $0.67 million and $0.67 million, respectively, that were paid to a related service provider.

Management Fees – related parties

Management fees charged by our related party managers were $7.5 million and $7.1 million during the three-month periods ended June 30, 2026 and 2025, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $1.5 million and $1.4 million for the three-month periods ended June 30, 2026 and 2025, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended June 30, 2026 amounted to $2.1 million, representing the value of the shares issued to a related service provider on June 30, 2026. General and administrative expenses - non-cash component for the three-month period ended June 30, 2025 amounted to $1.4 million, representing the value of the shares issued to a related service provider on June 30, 2025.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $5.6 million and $4.8 million during the three-month periods ended June 30, 2026 and 2025, respectively. During the three-month period ended June 30, 2026, six vessels underwent and completed their special surveys, and two vessels were in the process of completing their special surveys. During the three-month period ended June 30, 2025, two vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey.

Depreciation

Depreciation expense for the three-month periods ended June 30, 2026 and 2025 was $32.6 million and $31.9 million, respectively.

Vessels held for sale

During the three-month period ended June 30, 2026, the container vessels Porto Kagio and Porto Germeno were classified as vessels held for sale but no loss on vessels held for sale was recorded since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value.

Interest Income

Interest income amounted to $2.8 million and $5.5 million for the three-month periods ended June 30, 2026 and 2025, respectively.

Interest and Finance Costs

Interest and finance costs were $17.5 million and $22.3 million during the three-month periods ended June 30, 2026 and 2025, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance and to the capitalized interest in relation with our newbuilding program during the three-month period ended June 30, 2026, compared to the three-month period ended June 30, 2025.

Gain on Derivative Instruments, net

As of June 30, 2026, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of June 30, 2026, the fair value of these instruments, in aggregate, amounted to a net asset of $15.4 million. During the three-month period ended June 30, 2026, the change in the fair value (fair value as of June 30, 2026 compared to the fair value as of March 31, 2026) of the derivative instruments that qualify for hedge accounting resulted in a net gain of $0.2 million, which has been included in OCI. Furthermore, during the three-month period ended June 30, 2026 the change in the fair value (fair value as of June 30, 2026 compared to the fair value as of March 31, 2026) of the derivative instruments that do not qualify for hedge accounting, including the realized components of such derivative instruments during the quarter, resulted in a net gain of $0.8 million, which has been included in Gain on Derivative Instruments, net.

Cash Flows from Continuing Operations2

Three-month periods ended June 30, 2026 and 2025

Condensed cash flows from continuing operations	Three-month period ended June 30,
(Expressed in millions of U.S. dollars)	2025	2026
Net Cash Provided by Operating Activities	$136.0	$101.8
Net Cash Used in Investing Activities	$(110.3)	$(312.8)
Net Cash Used in Financing Activities	$(373.6)	$(10.6)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended June 30, 2026 decreased by $34.2 million to $101.8 million, from $136.0 million for the three-month period ended June 30, 2025. The decrease is mainly attributable to decreased net cash from operations and the increased special survey costs during the three-month period ended June 30, 2026 compared to the three-month period ended June 30, 2025; partly offset by the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (as described above) and by the decrease in interest payments (including interest derivatives net receipts) during the three-month period ended June 30, 2026 compared to the three-month period ended June 30, 2025.

Net Cash Used in Investing Activities

Net cash used in investing activities was $312.8 million in the three-month period ended June 30, 2026, which mainly consisted of (i) advance payments for the construction of 17 newbuild container vessels, (ii) advance payments for the acquisition of two secondhand container vessels and (iii) payments for upgrades for certain of our container vessels; partly offset by net receipts for net investments into which NML entered.

Net cash used in investing activities was $110.3 million in the three-month period ended June 30, 2025, which mainly consisted of payments for upgrades for certain of our container vessels and payments for net investments into which NML entered.

2 Following the spin-off of the dry bulk business on May 6, 2025, the cash flows of the dry bulk business are reported as discontinued operations for the relevant periods presented. The discussion below focuses on the cash flows from continuing operations.

Net Cash Used in Financing Activities

Net cash used in financing activities was $10.6 million in the three-month period ended June 30, 2026, which mainly consisted of (i) $9.9 million of net receipts relating to our debt financing agreements (including proceeds of $182.1 million we received from four debt financing agreements), (ii) $13.8 million we paid for dividends to holders of our common stock for the first quarter of 2026 and (iii) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”) and $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) for the period from January 15, 2026 to April 14, 2026.

Net cash used in financing activities was $373.6 million in the three-month period ended June 30, 2025, which mainly consisted of (i) $260.0 million of payments relating to our debt financing agreements and finance lease liability agreement, (ii) $100.0 million transferred to the spun-off entities, (iii) $13.7 million we paid for dividends to holders of our common stock for the first quarter of 2025 and (iv) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock and $2.2 million we paid for dividends to holders of our Series D Preferred Stock for the period from January 15, 2025 to April 14, 2025.

Results of Continuing Operations 3

Six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025

During the six-month periods ended June 30, 2026 and 2025, we had an average of 69.0 and 68.0 container vessels, respectively, in our owned fleet.

As of June 30, 2026, we have invested in NML the amount of $182.2 million.

In the six-month periods ended June 30, 2026 and 2025, our fleet ownership days totaled 12,489 and 12,308 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results from Continuing operations and Vessels’ Operational Data(I),(II)

	Six-month period ended June 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2025	2026	Change	Change
Voyage revenue	$428.1	$402.3	$(25.8)	(6.0%)
Income from investments in leaseback vessels	12.7	17.9	5.2	40.9%
Voyage expenses	(23.4)	(30.9)	7.5	32.1%
Voyage expenses – related parties	(5.8)	(5.0)	(0.8)	(13.8%)
Vessels’ operating expenses	(79.2)	(84.1)	4.9	6.2%
General and administrative expenses	(7.2)	(8.3)	1.1	15.3%
Management fees – related parties	(14.2)	(14.8)	0.6	4.2%
General and administrative expenses - non-cash component	(2.8)	(4.6)	1.8	64.3%
Amortization of dry-docking and special survey costs	(9.5)	(11.1)	1.6	16.8%
Depreciation	(63.5)	(65.4)	1.9	3.0%
Foreign exchange gains / (losses)	2.5	(1.0)	(3.5)	n.m.
Interest income	11.8	6.7	(5.1)	(43.2%)
Interest and finance costs	(45.2)	(36.5)	(8.7)	(19.2%)
Other	-	0.3	0.3	n.m.
Gain on derivative instruments, net	13.7	0.3	(13.4)	(97.8%)
Net Income from Continuing operations	$218.0	$165.8

	Six-month period ended June 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2025	2026	Change	Change
Voyage revenue	$428.1	$402.3	$(25.8)	(6.0%)
Accrued charter revenue	(1.8)	(0.3)	1.5	83.3%
Amortization of time-charter assumed	-	-	-	n.m.
Amortization of deferred revenue	-	(6.5)	(6.5)	n.m.
Voyage revenue adjusted on a cash basis (I)	$426.3	$395.5	$(30.8)	(7.2%)

3 Following the spin-off of the dry bulk business (consisting of Costamare’s dry bulk owned fleet and CBI) on May 6, 2025, the results of the dry bulk business are reported as discontinued operations for the relevant periods presented. The discussion below focuses on the results from continuing operations.

Vessels’ operational data (II)	Six-month period ended June 30,			Percentage
	2025	2026	Change	Change
Average number of vessels	68.0	69.0	1.0	1.5%
Ownership days	12,308	12,489	181	1.5%
Number of vessels under dry-docking and special survey	5	15	10

(I) Voyage revenue adjusted on a cash basis is not a recognized measurement under GAAP. Refer to “Consolidated Financial Results from Continuing operations and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

(II) Vessels that are part of continuing operations.

Voyage Revenue

Voyage revenue decreased by 6.0%, or $25.8 million, to $402.3 million during the six-month period ended June 30, 2026, from $428.1 million during the six-month period ended June 30, 2025. The decrease period over period is mainly attributable to (i) the net decreased charter rates in certain of our vessels, (ii) the increased idle and off-hire days of our fleet (mainly due to scheduled dry-dockings) during the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025 and (iii) the lower accounting revenue recorded for two of our vessels classified as sale type leases; partly offset by (i) the contractual reimbursements from certain of our charterers for EUAs and Fuel EU Maritime penalties and (ii) the revenue earned by one container vessel acquired during the third quarter of 2025.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”, amortization of time-charter assumed and amortization of deferred revenue) decreased by 7.2%, or $30.8 million, to $395.5 million during the six-month period ended June 30, 2026, from $426.3 million during the six-month period ended June 30, 2025.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $17.9 million and $12.7 million for the six-month periods ended June 30, 2026 and 2025, respectively. Income from investments in leaseback vessels increased, period over period, due to the increased volume of NML’s operations during the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $30.9 million and $23.4 million for the six-month periods ended June 30, 2026 and 2025, respectively. Voyage expenses increased period over period, mainly due to the recognition of costs associated with EUAs, Fuel EU Maritime penalties and an increase in relevant expenses. However, a significant portion of these costs are contractually reimbursed by the charterers, as discussed in “Voyage Revenue”, mitigating the net expenses impact. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption, (ii) third-party commissions and (iii) EUAs and Fuel EU Maritime expenses.

Voyage Expenses – related parties

Voyage expenses – related parties were $5.0 million and $5.8 million for the six-month periods ended June 30, 2026 and 2025, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) charter brokerage fees payable to one and two related charter brokerage companies for an amount of approximately $0.4 million and $0.7 million, in the aggregate, for the six-month periods ended June 30, 2026 and 2025, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $84.1 million and $79.2 million during the six-month periods ended June 30, 2026 and 2025, respectively. Daily vessels’ operating expenses were $6,733 and $6,432 for the six-month periods ended June 30, 2026 and 2025, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $8.3 million and $7.2 million during the six-month periods ended June 30, 2026 and 2025, respectively, and include amounts of $1.33 million and $1.33 million, respectively, that were paid to a related service provider.

Management Fees – related parties

Management fees charged by our related party managers were $14.8 million and $14.2 million during the six-month periods ended June 30, 2026 and 2025, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $2.9 million and $2.8 million for the six-month periods ended June 30, 2026 and 2025, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the six-month period ended June 30, 2026 amounted to $4.6 million, representing the value of the shares issued to a related service provider on March 30, 2026 and on June 30, 2026. General and administrative expenses - non-cash component for the six-month period ended June 30, 2025 amounted to $2.8 million, representing the value of the shares issued to a related service provider on March 31, 2025 and on June 30, 2025.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $11.1 million and $9.5 million during the six-month periods ended June 30, 2026 and 2025, respectively. During the six-month period ended June 30, 2026, 13 vessels underwent and completed their special surveys, and two vessels were in the process of completing their special surveys. During the six-month period ended June 30, 2025, four vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey.

Depreciation

Depreciation expense for the six-month periods ended June 30, 2026 and 2025 was $65.4 million and $63.5 million, respectively.

Vessels held for sale

During the six-month period ended June 30, 2026, the container vessels Porto Kagio and Porto Germeno were classified as vessels held for sale, but no loss on vessels held for sale was recorded since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value.

Interest Income

Interest income amounted to $6.7 million and $11.8 million for the six-month periods ended June 30, 2026 and 2025, respectively.

Interest and Finance Costs

Interest and finance costs were $36.5 million and $45.2 million during the six-month periods ended June 30, 2026 and 2025, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance and to the capitalized interest in relation with our newbuilding program during the six-month period ended June 30, 2026, compared to the six-month period ended June 30, 2025.

Gain on Derivative Instruments, net

As of June 30, 2026, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in OCI. The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of June 30, 2026, the fair value of these instruments, in aggregate, amounted to a net asset of $15.4 million. During the six-month period ended June 30, 2026, the change in the fair value (fair value as of June 30, 2026 compared to the fair value as of December 31, 2025) of the derivative instruments that qualify for hedge accounting resulted in a gain of $1.5 million, which has been included in OCI. Furthermore, during the six-month period ended June 30, 2026, the change in the fair value (fair value as of June 30, 2026 compared to the fair value as of December 31, 2025) of the derivative instruments that do not qualify for hedge accounting, including the realized components of such derivative instruments during the period, resulted in a net gain of $0.3 million, which has been included in Gain on Derivative Instruments, net.

Cash Flows from Continuing Operations 4

Six-month periods ended June 30, 2026 and 2025

Condensed cash flows from continuing operations	Six-month period ended June 30,
(Expressed in millions of U.S. dollars)	2025	2026
Net Cash Provided by Operating Activities	$283.2	$214.2
Net Cash Used in Investing Activities	$(107.8)	$(327.4)
Net Cash Used in Financing Activities	$(389.8)	$(53.7)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the six-month period ended June 30, 2026 decreased by $69.0 million to $214.2 million, from $283.2 million for the six-month period ended June 30, 2025. The decrease is mainly attributable to decreased net cash from operations and the increased special survey costs during the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025; partly offset by the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (as described above) and by the decrease in interest payments (including interest derivatives net receipts) during the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025.

Net Cash Used in Investing Activities

Net cash used in investing activities was $327.4 million in the six-month period ended June 30, 2026, which mainly consisted of (i) advance payments for the construction of 18 newbuild container vessels, (ii) advance payments for the acquisition of two secondhand container vessels and (iii) payments for upgrades for certain of our container vessels; partly offset by net receipts for net investments into which NML entered.

Net cash used in investing activities was $107.8 million in the six-month period ended June 30, 2025, which mainly consisted of payments for upgrades for certain of our container vessels and payments for net investments into which NML entered.

4 Following the spin-off of the dry bulk business on May 6, 2025, the cash flows of the dry bulk business are reported as discontinued operations for the relevant periods presented. The discussion below focuses on the cash flows from continuing operations.

Net Cash Used in Financing Activities

Net cash used in financing activities was $53.7 million in the six-month period ended June 30, 2026, which mainly consisted of (i) $11.0 million net payments relating to our debt financing agreements (including proceeds of $295.6 million we received from seven debt financing agreements), (ii) $27.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2025 and the first quarter of 2026 and (iii) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock and $4.4 million we paid for dividends to holders of our Series D Preferred Stock for the periods from October 15, 2025 to January 14, 2026 and January 15, 2026 to April 14, 2026.

Net cash used in financing activities was $389.8 million in the six-month period ended June 30, 2025, which mainly consisted of (i) $255.7 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $55.1 million we received from three debt financing agreements), (ii) $100.0 million transferred to the spun-off entities, (iii) $27.4 million we paid for dividends to holders of our common stock for the fourth quarter of 2024 and the first quarter of 2025 and (iv) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock and $4.4 million we paid for dividends to holders of our Series D Preferred Stock for the periods from October 15, 2024 to January 14, 2025 and January 15, 2025 to April 14, 2025.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of June 30, 2026, we had Cash and cash equivalents (including restricted cash) of $403.4 million and $19.6 million invested in short-dated U.S. Treasury Bills (short-term investments).

Debt-free vessels

As of July 24, 2026, the following vessels were free of debt.

Unencumbered Vessels

(Refer to Fleet list for full details)

Vessel Name	Year Built	TEU Capacity
KURE	1996	7,403
KOWLOON	2005	7,471
MAERSK PUELO	2006	6,541
VULPECULA	2010	4,258
VOLANS	2010	4,258
VIRGO	2009	4,258
ETOILE	2005	2,556
ARKADIA	2001	1,550
MICHIGAN	2008	1,300

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 52 years of history in the international shipping industry and a fleet of 69 containerships in the water (including two vessels we have agreed to sell), with a total capacity of approximately 520,000 TEU. The Company also has 22 newbuild containerships under construction and has agreed to acquire two secondhand containerships. These 24 vessels have a total capacity of approximately 152,600 TEU. The Company participates in a lease financing business. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

Containership Fleet List

The tables below provide additional information, as of July 24, 2026, about our fleet of containerships, including the vessels under construction, and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Average Daily Charter Rate(1) (U.S. dollars)	TEU-weighted duration(2) (in years)	Expiration of Charter(3)
1	TRITON	Evergreen/(*)	2016	14,424	40,810	6.5	March 2036
2	TITAN	Evergreen/(*)	2016	14,424			April 2036
3	TALOS	Evergreen/(*)	2016	14,424			July 2036
4	TAURUS	Evergreen/(*)	2016	14,424			August 2036
5	THESEUS	Evergreen/(*)	2016	14,424			August 2036
6	YM TRIUMPH	Yang Ming	2020	12,690			May 2030
7	YM TRUTH	Yang Ming	2020	12,690			May 2030
8	YM TOTALITY(i)	Yang Ming	2020	12,690			July 2030
9	YM TARGET(i)	Yang Ming	2021	12,690			November 2030
10	YM TIPTOP(i)	Yang Ming	2021	12,690			March 2031
11	CAPE AKRITAS	MSC	2016	11,010			August 2031
12	CAPE TAINARO	MSC	2017	11,010			April 2031
13	CAPE KORTIA	MSC	2017	11,010			August 2031
14	CAPE SOUNIO	MSC	2017	11,010			April 2031
15	CAPE ARTEMISIO	MSC	2017	11,010			September 2030
16	SHANGHAI	COSCO	2006	9,469	34,883	2.8	August 2028
17	YANTIAN I	COSCO	2006	9,469			July 2028
18	YANTIAN	COSCO	2006	9,469			May 2028
19	COSCO HELLAS	COSCO/(*)	2006	9,469			August 2028
20	BEIJING	COSCO	2006	9,469			July 2028
21	MSC AZOV	MSC/(*)	2014	9,403			December 2029
22	MSC AMALFI	MSC/(*)	2014	9,403			January 2030
23	MSC AJACCIO	MSC/(*)	2014	9,403			December 2029
24	MSC ATHENS	MSC	2013	8,827			January 2029
25	MSC ATHOS	MSC	2013	8,827			February 2029
26	VALOR	MSC	2013	8,827			May 2030
27	VALUE	MSC	2013	8,827			June 2030
28	VALIANT	MSC	2013	8,827			August 2030
29	VALENCE	MSC	2013	8,827			August 2030
30	VANTAGE	MSC	2013	8,827			November 2030
31	NAVARINO	MSC	2010	8,531			March 2029
32	KLEVEN	MSC/(*)	1996	8,044			April 2028
33	KOTKA	MSC/(*)	1996	8,044			September 2028
34	KOWLOON	MSC	2005	7,471			January 2029
35	KURE	MSC/(*)	1996	7,403			August 2028
36	METHONI	Maersk/(*)	2003	6,724	31,039	2.4	July 2029
37	PORTO CHELI	Maersk/(*)	2001	6,712			July 2029
38	TAMPA I	COSCO	2000	6,648			September 2028
39	ZIM VIETNAM	ZIM	2003	6,644			December 2028
40	ZIM AMERICA	ZIM	2003	6,644			December 2028
41	MAERSK PUELO	Maersk	2006	6,541			October 2026(4)
42	ARIES	ONE	2004	6,492			March 2029
43	ARGUS	ONE	2004	6,492			May 2029
44	PORTO KAGIO(ii)	Maersk	2002	5,908			September 2026
45	GLEN CANYON	OOCL	2006	5,642			September 2028
46	NEW ACQUISITION No1(iii)	(*)	2001	5,610			May 2030(5)
47	NEW ACQUISITION No2(iii)	(*)	2001	5,610			May 2030(5)
48	PORTO GERMENO(ii)	Maersk	2002	5,570			September 2026
49	LEONIDIO	Maersk/(*)	2014	4,957			August 2029
50	KYPARISSIA	Maersk/(*)	2014	4,957			August 2029
51	MEGALOPOLIS	Maersk/(*)	2013	4,957			May 2030
52	MARATHOPOLIS	Maersk/(*)	2013	4,957			May 2030

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Average Daily Charter Rate(1) (U.S. dollars)	TEU-weighted duration(2) (in years)	Expiration of Charter(3)
53	GIALOVA	ONE	2009	4,578	26,879	2.4	April 2029
54	DYROS	Maersk/(*)	2008	4,578			April 2030
55	NORFOLK	OOCL	2009	4,259			March 2028
56	VULPECULA	ZIM	2010	4,258			May 2028
57	VOLANS	COSCO	2010	4,258			July 2027
58	VIRGO	Maersk/(*)	2009	4,258			April 2030
59	VELA	ZIM	2009	4,258			April 2028
60	ANDROUSA	OOCL	2010	4,256			April 2029
61	NEOKASTRO	CMA CGM	2011	4,178	21,214	1.9	April 2030
62	ULSAN	Maersk/(*)	2002	4,132			July 2029
63	POLAR BRASIL	Maersk	2018	3,800			March 2027(6)
64	LAKONIA	COSCO	2004	2,586			February 2027
65	SCORPIUS	Maersk	2007	2,572			March 2028
66	ETOILE	MSC/(*)	2005	2,556			July 2028
67	AREOPOLIS	COSCO	2000	2,474			March 2027
68	ARKADIA	Evergreen/(*)	2001	1,550			November 2028
69	MICHIGAN	MSC	2008	1,300			October 2027
70	TRADER	MSC/(*)	2008	1,300			October 2028
71	LUEBECK	MSC	2001	1,078			April 2028

Containerships under construction

	Vessel	Charterer	Capacity (TEU)	Estimated Delivery(7)	Employment
1	Newbuilding 1	COSCO	9,200	Q3 2028	Long Term Employment upon delivery from shipyard
2	Newbuilding 2	COSCO	9,200	Q3 2028	Long Term Employment upon delivery from shipyard
3	Newbuilding 3	COSCO	9,200	Q4 2028	Long Term Employment upon delivery from shipyard
4	Newbuilding 4	COSCO	9,200	Q4 2028	Long Term Employment upon delivery from shipyard
5	Newbuilding 5	COSCO	9,200	Q1 2029	Long Term Employment upon delivery from shipyard
6	Newbuilding 6	COSCO	9,200	Q2 2029	Long Term Employment upon delivery from shipyard
7	Newbuilding 7	COSCO	9,200	Q2 2029	Long Term Employment upon delivery from shipyard
8	Newbuilding 8	COSCO	9,200	Q3 2029	Long Term Employment upon delivery from shipyard
9	Newbuilding 9	COSCO	9,200	Q4 2029	Long Term Employment upon delivery from shipyard
10	Newbuilding 10	COSCO	9,200	Q4 2029	Long Term Employment upon delivery from shipyard
11	Newbuilding 11	COSCO	9,200	Q1 2030	Long Term Employment upon delivery from shipyard
12	Newbuilding 12	COSCO	9,200	Q2 2030	Long Term Employment upon delivery from shipyard
13	Newbuilding 13	(*)	3,100	Q2 2027	Long Term Employment upon delivery from shipyard
14	Newbuilding 14	(*)	3,100	Q2 2027	Long Term Employment upon delivery from shipyard
15	Newbuilding 15	COSCO	3,100	Q3 2027	Long Term Employment upon delivery from shipyard
16	Newbuilding 16	(*)	3,100	Q3 2027	Long Term Employment upon delivery from shipyard
17	Newbuilding 17	(*)	3,100	Q3 2027	Long Term Employment upon delivery from shipyard
18	Newbuilding 18	(*)	3,100	Q3 2027	Long Term Employment upon delivery from shipyard
19	Newbuilding 19	(*)	3,100	Q4 2027	Long Term Employment upon delivery from shipyard
20	Newbuilding 20	COSCO	3,100	Q2 2028	Long Term Employment upon delivery from shipyard
21	Newbuilding 21	COSCO	3,100	Q3 2028	Long Term Employment upon delivery from shipyard
22	Newbuilding 22	COSCO	3,100	Q3 2028	Long Term Employment upon delivery from shipyard

(1)	Average Daily charter rate is calculated by dividing the total contracted revenues with the remaining employment days per capacity-group of vessels.
(2)	TEU-weighted duration reflects the average remaining duration per capacity-group of vessels weighted on a TEU basis.
(3)	Expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(4)	Maersk Puelo is currently chartered to Maersk until October 2026 (earliest redelivery) - September 2031 (latest redelivery).
(5)	Assuming delivery of each of the vessels in November 2026.
(6)	Charterer has the option to extend the current time charter for an additional one-year period.
(7)	Based on the shipbuilding contract, subject to change.

(i)	Denotes vessels subject to a sale and leaseback transaction.
(ii)	Denotes vessel we have agreed to sell.
(iii)	Denotes vessel we have agreed to acquire.

(*)	Denotes charterer’s identity, which is treated as confidential.

COSTAMARE INC.

Consolidated Statements of Income

	Six-months ended June 30,		Three-months ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2025	2026	2025	2026
	(Unaudited)		(Unaudited)
REVENUES:
Voyage revenue	$428,078	$402,311	$210,898	$200,753
Income from investments in leaseback vessels	12,682	17,932	6,997	8,432
Total revenues	$440,760	$420,243	$217,895	$209,185

EXPENSES:
Voyage expenses	(23,383)	(30,859)	(13,870)	(15,436)
Voyage expenses – related parties	(5,819)	(5,032)	(2,891)	(2,496)
Vessels’ operating expenses	(79,171)	(84,089)	(40,721)	(41,931)
General and administrative expenses	(7,240)	(8,301)	(3,036)	(3,161)
Management fees – related parties	(14,178)	(14,784)	(7,135)	(7,450)
General and administrative expenses – non-cash component	(2,835)	(4,626)	(1,363)	(2,098)
Amortization of dry-docking and special survey costs	(9,530)	(11,108)	(4,845)	(5,592)
Depreciation	(63,492)	(65,414)	(31,888)	(32,617)
Foreign exchange gains / (losses)	2,571	(976)	2,461	(655)
Operating income	$237,683	$195,054	$114,607	$97,749

OTHER INCOME / (EXPENSES):
Interest income	$11,779	$6,652	$5,478	$2,821
Interest and finance costs	(45,210)	(36,509)	(22,256)	(17,557)
Other	27	278	(86)	60
Gain on derivative instruments, net	13,767	326	8,379	829
Total other expenses, net	$(19,637)	$(29,253)	$(8,485)	$(13,847)
Net Income from continuing operations	$218,046	$165,801	$106,122	$83,902
Net Loss from discontinued operations	(27,547)	-	(16,466)	-
Net Income	$190,499	$165,801	$89,656	$83,902

Earnings allocated to Preferred Stock	(10,402)	(10,402)	(5,288)	(5,288)
Net Income attributable to the non-controlling interest	(1,677)	(2,752)	(962)	(1,253)
Net Income available to common stockholders	$178,420	$152,647	$83,406	$77,361
Earnings per common share, basic and diluted - Total	$1.49	$1.27	$0.69	$0.64
Earnings per common share, basic and diluted – Continuing operations	$1.71	$1.27	$0.83	$0.64
Losses per common share, basic and diluted – Discontinued operations	$(0.23)	$-	$(0.14)	$-

Weighted average number of shares, basic and diluted	120,039,623	120,666,982	120,118,047	120,742,914

COSTAMARE INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2025	As of June 30, 2026
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and Cash equivalents	$519,847	$353,777
Restricted cash	8,123	7,025
Short-term investments	19,276	19,604
Investment in leaseback vessels, current	55,075	58,100
Due from related parties, current	-	75
Accounts receivable	11,580	16,107
Inventories	14,121	15,868
Fair value of derivatives	5,349	6,170
Insurance claims receivable	7,005	11,369
Time-charter assumed	74	7
Vessels held for sale	-	45,494
Accrued charter revenue	5,576	5,975
Prepayments and other	44,642	58,533
Total current assets	$690,668	$598,104
FIXED ASSETS, NET:
Vessels and advances, net	2,738,982	2,973,376
Total fixed assets, net	$2,738,982	$2,973,376
NON-CURRENT ASSETS:
Investment in leaseback vessels, non-current	$309,515	$293,222
Deferred charges, net	53,792	68,030
Net investment in sales type lease (Vessels), non-current	11,282	17,045
Accounts receivable, non-current	2,025	1,875
Due from related parties, non-current	1,125	1,050
Restricted cash	42,307	42,584
Fair value of derivatives, non-current	9,294	9,425
Accrued charter revenue, non-current	3,672	3,999
Total assets	$3,862,662	$4,008,710
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$268,131	$231,671
Accounts payable	11,267	26,350
Due to related parties	7,224	9,928
Accrued liabilities	22,620	19,155
Unearned revenue	42,627	50,980
Fair value of derivatives	24	185
Other current liabilities	46,675	33,397
Total current liabilities	$398,568	$371,666
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,246,707	$1,272,751
Fair value of derivatives, net of current portion	45	-
Unearned revenue, net of current portion	43,161	36,911
Other non-current liabilities	15,225	35,691
Total non-current liabilities	$1,305,138	$1,345,353
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	13	13
Treasury stock	(120,095)	(120,095)
Additional paid-in capital	1,333,223	1,338,001
Retained earnings	868,733	993,569
Accumulated other comprehensive income	4,320	7,926
Total Costamare Inc. stockholders’ equity	$2,086,194	$2,219,414
Non-controlling interest	72,762	72,277
Total stockholders’ equity	2,158,956	2,291,691
Total liabilities and stockholders’ equity	$3,862,662	$4,008,710

Financial Summary – Continuing Operations

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2025	2026	2025	2026
Voyage revenue	$428,078	$402,311	$210,898	$200,753
Accrued charter revenue (1)	$(1,763)	$(338)	$339	$(1,242)
Amortization of time-charter assumed	$33	$67	$49	$24
Amortization of deferred revenue	$-	$(6,545)	$-	$(3,291)
Voyage revenue adjusted on a cash basis (2)	$426,348	$395,495	$211,286	$196,244

Income from investments in leaseback vessels	$12,682	$17,932	$6,997	$8,432

Adjusted Net Income available to common stockholders from Continuing operations (3)	$192,814	$151,146	$92,510	$75,122
Weighted Average number of shares	120,039,623	120,666,982	120,118,047	120,742,914
Adjusted Earnings per share from Continuing operations (3)	$1.61	$1.25	$0.77	$0.62

Net Income from Continuing operations	$218,046	$165,801	$106,122	$83,902
Net Income from Continuing operations available to common stockholders	$205,754	$152,647	$99,634	$77,361
Weighted Average number of shares	120,039,623	120,666,982	120,118,047	120,742,914
Earnings per share from Continuing operations	$1.71	$1.27	$0.83	$0.64

(1) Accrued charter revenue represents the difference between cash received during the period and voyage revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed voyage revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for (i) non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, (ii) amortization of time charter assumed and (iii) amortization of deferred revenue. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.

(3) Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations are non-GAAP measures. Refer to the reconciliation of Net Income from Continuing operations to Adjusted Net Income from Continuing operations and Adjusted Earnings per Share from Continuing operations.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the relevant periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue, net income or other measures as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income from Continuing operations available to common stockholders and (iii) Adjusted Earnings per Share from Continuing operations.

Reconciliation of Net Income from Continuing Operations to Adjusted Net Income from Continuing Operations available to common stockholders and Adjusted Earnings per Share from Continuing Operations

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2025	2026	2025	2026
Net Income from Continuing operations	$218,046	$165,801	$106,122	$83,902
Earnings allocated to Preferred Stock	(10,402)	(10,402)	(5,288)	(5,288)
Non-Controlling Interest	(1,890)	(2,752)	(1,200)	(1,253)
Net Income from Continuing operations available to common stockholders	205,754	152,647	99,634	77,361
Accrued charter revenue	(1,763)	(338)	339	(1,242)
General and administrative expenses - non-cash component	2,835	4,626	1,363	2,098
Amortization of time-charter assumed	33	67	49	24
Amortization of deferred revenue	-	(6,545)	-	(3,291)
Realized (gain) / loss on Euro/USD forward contracts	(278)	32	(496)	18
(Gain) / Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	(13,767)	657	(8,379)	154
Adjusted Net Income from Continuing operations available to common stockholders	$192,814	$151,146	$92,510	$75,122
Adjusted Earnings per Share from Continuing operations	$1.61	$1.25	$0.77	$0.62
Weighted average number of shares	120,039,623	120,666,982	120,118,047	120,742,914

Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations represent Net Income from continuing operations after earnings from continuing operations allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, amortization of deferred revenue, realized (gain)/loss on Euro/USD forward contracts, general and administrative expenses - non-cash component and (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations generally eliminates the accounting effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability include gains and charges. Gains positively impacting Net Income from continuing operations available to common stockholders are reflected as deductions to Adjusted Net Income from continuing operations available to common stockholders. Charges negatively impacting Net Income from continuing operations available to common stockholders are reflected as increases to Adjusted Net Income from continuing operations available to common stockholders.